September 18, 2019

Delivered by EDGAR and by hand delivery

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549

Re.:	AZUL S.A.

Form 20-F for the Fiscal Year ended December 31, 2018

File No. 001-38049

Dear Sir/Madam:

Our client, Azul S.A. (the “Company”), received a comment letter from the staff of the Division of Corporation Finance, Office of Transportation and Leisure of the United States Securities and Exchange Commission on September 4, 2019, concerning the Company’s annual report on Form 20-F filed on April 30, 2019 in respect of the year ended December 31, 2018 (the “2018 Form 20-F”). We hereby respectfully, as legal representatives of the Company, by this letter, are providing the Company’s responses to the Staff’s comment.

For your convenience, we have reproduced below in italics the SEC comment and have provided responses immediately below such comments. All page numbers below refer to the pages in the 2018 Form 20-F.

Staff’s Comment #1

Item 3. Key Information

Statements of Operations Data, page 9

1.	We note your response to our prior comment one. It appears that you have only partially addressed our comment. Accordingly we reissue in part our previous comment.

Please revise to add a footnote to this reconciliation table to disclose the nature of and the quantification of items included in the adjustment titled “Non-recurring events.”

We note that you have included an adjustment for the “loss of revenue from use of such jets estimated at R$51.2 million.” This adjustment appears to be calculated using tailored revenue recognition and measurement methods. Please tell us how you determined that your disclosure of this measure complies with Question 100.04 of staff’s Compliance and Disclosure Interpretations (“C&DI”) on “Non-GAAP Financial Measures.” Alternatively, please revise to remove this adjustment.

Response to Staff’s Comment #1:

The Company acknowledges the Staff’s comment and to address the Staff’s comment, confirms that it will no longer include or make the adjustment for the loss of revenue (which was a result of the trucker’s strike) estimated at R$51.2 million in its financial disclosures and will remove any such disclosure going forward in future filings and disclosures. Accordingly, the Company will revise the Statements of Operations Data in future filings as amended below:

Statements of Operations Data

	For the Years Ended December 31,

	2018	2018	2017	2016	2015	2014

	(US$)(1)	(R$)	(R$)	(R$)	(R$)	(R$)

	(in thousands, except amounts per share and %)
Operating revenue
Passenger revenue	2,237,569	8,670,132	6,695,340	5,786,809	5,575,344	5,129,613

Other revenue	124,710	483,225	1,094,157	883,082	682,522	673,440

Total revenue(2)	2,362,279	9,153,357	7,789,497	6,669,891	6,257,866	5,803,053

Operating expenses
Aircraft fuel	(682,425)	(2,644,261)	(1,848,195)	(1,560,223)	(1,917,606)	(1,955,036)
Salaries, wages and benefits	(364,668)	(1,413,017)	(1,296,166)	(1,091,871)	(1,042,119)	(991,449)
Aircraft and other rent	(389,684)	(1,509,947)	(1,181,731)	(1,160,912)	(1,171,325)	(689,055)
Landing fees	(152,808)	(592,100)	(490,569)	(442,692)	(382,610)	(314,402)
Traffic and customer servicing	(102,042)	(395,395)	(357,841)	(327,289)	(307,926)	(240,783)
Sales and marketing	(95,144)	(368,663)	(309,540)	(276,203)	(258,214)	(239,359)
Maintenance, materials and repairs	(130,194)	(504,477)	(568,144)	(708,739)	(643,897)	(353,339)
Depreciation and amortization	(83,850)	(324,902)	(299,793)	(301,201)	(217,983)	(197,755)
Other operating expenses, net	(225,856)	(875,148)	(572,497)	(456,475)	(483,773)	(420,949)
	(2,226,672)	(8,627,909)	(6,924,476)	(6,325,605)	(6,425,453)	(5,402,127)

Operating income (loss)	135,606	525,448	865,021	344,286	(167,587)	400,926

Financial result
Financial income	10,683	41,393	94,805	51,067	43,178	41,518
Financial expense	(105,865)	(410,207)	(524,033)	(731,200)	(685,919)	(460,049)
Derivative financial instruments, net	76,931	298,094	(90,171)	10,800	(82,792)	4,245
Foreign currency exchange, net	(50,249)	(194,706)	57,871	179,668	(184,305)	(74,104)
Result from related party transactions, net	88,284	342,083	194,351	163,045	—	—

	For the Years Ended December 31,

	2018	2018	2017	2016	2015	2014

	(US$)(1)	(R$)	(R$)	(R$)	(R$)	(R$)

	(in thousands, except amounts per share and %)
Net income (loss) before income tax and social contribution	155,390	602,105	597,844	17,666	(1,077,425)	(87,464)
Income tax and social contribution	(2,897)	(11,224)	2,875	8,731	(1,366)	(4,368)
Deferred income tax and social contribution	(44,029)	(170,604)	(71,680)	(152,711)	3,886	26,792

Net (loss) income for the year	108,464	420,277	529,039	(126,314)	(1,074,905)	(65,040)

Basic (loss) income for the year per common share R$/US$(3)	0.00	0.02	0.02	(0.01)	(0.07)	(0.00)
Diluted (loss) income for the year per common share R$/US$(3)	0.00	0.02	0.02	(0.01)	(0.07)	(0.00)
Basic (loss) income for the year per preferred share R$/US$(3)	0.32	1.24	1.68	(0.55)	(5.42)	(0.35)
Diluted (loss) income for the year per preferred share R$/US$(3)	0.32	1.23	1.64	(0.55)	(5.42)	(0.35)
Other financial data (unaudited):
EBITDA(4)	289,970	1,123,574	1,162,061	778,833	(449,148)	437,601
Adjusted EBITDA(5)	279,355	1,082,444	1,164,814	645,487	50,396	598,681
Adjusted EBITDAR(6)	669,039	2,592,391	2,346,545	1,806,399	1,221,721	1,287,736
Adjusted EBITDAR Margin (%)(7)	28.3%	28.3%	30.1%	27.1%	19.5%	22.2%

(1)

For convenience purposes only, the amounts in reais for the year ended December 31, 2018 have been translated to U.S. dollars using the rate R$3.87 as of December 31, 2018, which was the commercial selling rate for U.S. dollars as of December 31, 2018, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

(2)

On January 1, 2018, we adopted IFRS 15, which impacted the classification and timing of recognition of certain ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees. For more information about these changes, see “Note 3.20. New and amended standards and interpretations” to our audited consolidated financial statements. Prior periods are in accordance with IAS 11 and IAS 18. The pro-forma impact of IFRS 15 on our revenue results for the year ended December 31, 2017 is presented in “Note 3.17. Revenue from contracts with customers” to our audited consolidated financial statements.

(3)	Reflects the conversion ratio of 75.0 common shares to 1.0 preferred share and a two-for-one stock split on February 23, 2017.
(4)

We calculate EBITDA as net income (loss) minus interest income (comprised of interest on short-term investments), plus interest expense (comprised of interest on loans and interest on factoring credit card and travel agencies receivables), current and deferred income tax and social contribution and depreciation and amortization. We believe EBITDA is a well-recognized performance measurement in the airline industry that is frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. EBITDA is not a measure of financial performance in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution. Other companies may calculate EBITDA differently than us. EBITDA serves an indicator of overall financial performance, which is not affected by changes in rates of income tax and social contribution or levels of depreciation and amortization. Consequently, we believe that EBITDA serves as an important tool to periodically compare our operating performance, as well as to support certain administrative decision. Because EBITDA does not include certain costs related to our business, such as interest expense, income taxes, depreciation, capital expenditures and other corresponding charges, which might significantly affect our net income, EBITDA has limitations which affect its use as an indicator of our profitability. See “Introduction—Presentation of Financial and Other Information” for a reconciliation of EBITDA to net income (loss).

(5)

Adjusted EBITDA is equal to EBITDA adjusted to exclude foreign currency exchange, net, derivative financial instruments, net, other financial income (expense), and result from related party transactions, net. Adjusted EBITDA is not a measure of financial performance in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution. Other companies may calculate Adjusted EBITDA differently than us. Adjusted EBITDA serves as an indicator of overall financial performance that we believe serves as an important tool to periodically compare our operating performance, as well as to support certain administrative decisions. Because Adjusted EBITDA does not include certain costs related to our business, it has limitations which affect its use as an indicator of our profitability. See “Introduction—Presentation of Financial and Other Information” for a reconciliation of Adjusted EBITDA to net income (loss). The 2018 calculation of Adjusted EBITDA takes into consideration non-recurring losses of (i) R$226.3 million in connection with the sale of six E-Jets in 2018 and (ii) R$5.8 million related to the impact of the truckers’ strike in Brazil in May 2018.

(6)

Adjusted EBITDAR is equal to Adjusted EBITDA adjusted to exclude the expenses related to aircraft and other rent expenses. Adjusted EBITDAR is presented as supplemental information, because (i) we believe EBITDAR is a valuation metric traditionally used by aviation analysts and investors to determine the equity value of airlines and (ii) EBITDAR is one of the measures used in our debt financing instruments for financial reporting purposes. We believe EBITDAR is useful for equity valuation purposes because (i) its calculation isolates the effects of financing in general, as well as the accounting effects of capital spending and acquisitions (primarily aircraft) which may be acquired directly subject to acquisition debt (loans and finance leases) or by operating leases, each of which is presented differently for accounting purposes and (ii) using a multiple of EBITDAR to calculate enterprise value allows for an adjustment to the balance sheet to recognize estimated liabilities arising from off-balance sheet operating leases. However, Adjusted EBITDAR is not a financial measure in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution because it excludes the cost of aircraft and other rent and is provided for the limited purposes contained herein. Other companies may calculate Adjusted EBITDAR differently than us. Adjusted EBITDAR should not be viewed as a measure of overall performance since it excludes aircraft rent, which is a normal, recurring cash operating expense. Adjusted EBITDAR has significant limitations which affect its use as an indicator of our profitability. Accordingly, you are cautioned not to place undue reliance on this information. For more information on the limitations of Adjusted EBITDAR as an analytical tool, see “Introduction—Presentation of Financial and Other Information.” As for the use of EBITDAR in our debt financing instruments, see “Item 5.B. Liquidity and Capital Resources—Loans and Financings.” The 2018 calculation of Adjusted EBITDA takes into consideration non-recurring losses of (i) R$226.3 million in connection with the sale of six E-Jets in 2018 and (ii) R$5.8 million related to the impact of the truckers’ strike in Brazil in May 2018.

(7)	Represents Adjusted EBITDAR divided by total operating revenue.

The following table presents the reconciliation of the non-IFRS performance measures EBITDA and Adjusted EBITDA and the valuation metric Adjusted EBITDAR to net income (loss) for the periods indicated below:

	For the Years Ended December 31,

	2018(1)	2018	2017	2016	2015	2014

	(US$)	(R$)	(R$)	(R$)	(R$)	(R$)

	(in thousands, except Adjusted EBITDAR margin)
Reconciliation:
Net income (loss) for the year	108,464	420,277	529,039	(126,314)	(1,074,905)	(65,040)
Plus (minus):
Interest expense(2)	58,974	228,514	315,028	497,557	450,960	364,255
Interest income(3)	(8,245)	(31,947)	(50,604)	(37,591)	(40,666)	(36,945)
Income tax and social contribution	2,897	11,224	(2,875)	(8,731)	1,366	4,368
Deferred income tax and social contribution	44,029	170,604	71,680	152,711	(3,886)	(26,792)
Depreciation and amortization	83,850	324,902	299,793	301,201	217,983	197,755
EBITDA(4)	289,970	1,123,574	1,162,061	778,833	(449,148)	437,601
Foreign currency exchange, net(5)	50,249	194,706	(57,871)	(179,668)	184,305	74,104
Derivative financial instruments, net(6)	(76,931)	(298,094)	90,171	(10,800)	82,792	(4,245)
Other financial expenses(7)	46,891	181,693	209,005	233,643	234,959	95,794
Other financial income(8)	(2,438)	(9,446)	(44,201)	(13,476)	(2,512)	(4,573)
Result from related party transactions, net	(88,284)	(342,083)	(194,351)	(163,045)	—	—
Non-recurring items(9)	59,898	232,094	—	—	—	—
Adjusted EBITDA(4)(10)	279,355	1,082,444	1,164,814	645,487	50,396	598,681
Aircraft and other rent	389,684	1,509,947	1,181,731	1,160,912	1,171,325	689,055
Adjusted EBITDAR(11)	669,039	2,592,391	2,346,545	1,806,399	1,221,721	1,287,736
Adjusted EBITDAR Margin (%)(12)	28.3%	28.3%	30.1%	27.1%	19.5%	22.2%

(1)

For convenience purposes only, the amounts in reais for the year ended December 31, 2018 have been translated to U.S. dollars using the rate R$3.87 as of December 31, 2018, which was the commercial selling rate for U.S. dollars as of December 31, 2018, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

(2)

Interest expense is interest on loans and interest on factoring credit card, and travel agencies receivables, which is a component of financial expense. See “Note 24. Other operating expenses, net” to our audited consolidated financial statements.

(3)	Interest income is interest on short-term investments, which is a component of financial income. See Note 24 to our audited consolidated financial statements.
(4)

EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to EBITDA and Adjusted EBITDA as used by other companies which may calculate Adjusted EBITDA in a manner which differs from ours. EBITDA and Adjusted EBITDA are not measures of financial performance in accordance with IFRS. They do not represent cash flow for the corresponding periods, and should not be considered as alternatives to net income or loss or as measures of operating performance, cash flow or liquidity, nor should they be considered for the calculation of dividend distribution.

(5)	Represents the foreign exchange re-measurement on U.S. dollar and Euro denominated assets and liabilities.
(6)	Represents currency forward contracts used to protect our U.S. dollar exposure.
(7)	Other financial expenses are a component of our financial expense. See “Note 24. Other operating expenses, net” to our audited consolidated financial statements.
(8)	Other financial income is a component of our financial income. See “Note 24. Other operating expenses, net” to our audited consolidated financial statements.
(9)	Non-recurring items consists of (i) R$226.3 million in connection with the sale of six E-Jets in 2018, and (ii) R$5.8 million related to the impact of the truckers’ strike in Brazil in May 2018.
(10)

Adjustments exclude the effects of the following items: (i) the foreign currency exchange variation relating to U.S. dollars denominated assets and liabilities; (ii) gains or losses in connection with our derivative instruments used to protect us against variations of the U.S. dollar compared to the real; (iii) other financial expenses (does not include interest expense), which is a component of financial expense; (iv) other financial income and fair value adjustment of other financial liabilities (does not include interest income), which are components of financial income; and (v) related party transactions, net (as applicable). We believe that such adjustments are useful to indicate our operating performance.

(11)

Adjusted EBITDAR is equal to Adjusted EBITDA adjusted to exclude the expenses related to aircraft and other rent expenses. Adjusted EBITDAR is presented as supplemental information, because (i) we believe EBITDAR is a valuation metric traditionally used by aviation analysts and investors to determine the equity value of airlines and (ii) EBITDAR is one of the measures used in our debt financing instruments for financial reporting purposes. We believe EBITDAR is useful for equity valuation purposes because (i) its calculation isolates the effects of financing in general, as well as the accounting effects of capital spending and acquisitions (primarily aircraft) which may be acquired directly subject to acquisition debt (loans and finance leases) or by operating leases, each of which is presented differently for accounting purposes and (ii) using a multiple of EBITDAR to calculate enterprise value allows for an adjustment to the balance sheet to recognize estimated liabilities arising from off-balance sheet operating leases. However, Adjusted EBITDAR is not a financial measure in accordance with IFRS, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution because it excludes the cost of aircraft and other rent and is provided for the limited purposes contained herein. Other companies may calculate Adjusted EBITDAR differently than us. Adjusted EBITDAR should not be viewed as a measure of overall performance since it excludes aircraft rent, which is a normal, recurring cash operating expense. Adjusted EBITDAR has significant limitations which affect its use as an indicator of our profitability. Accordingly, you are cautioned not to place undue reliance on this information. For more information on the limitations of Adjusted EBITDAR as an analytical tool, see “Introduction—Presentation of Financial and Other Information.” As for the use of EBITDAR in our debt financing instruments, see “Item 5.B. Liquidity and Capital Resources—Loans and Financings.”

(12)	Represents Adjusted EBITDAR divided by total operating revenue.

Other Matters

We note that as mentioned in our prior response letter dated August 23, 2019, the Company will make other adjustments to its financial disclosures on an ongoing basis in future filings.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 848-7527 or Roberta B. Cherman at +55 (11) 3702-2245.

Very truly yours,

/s/ Stuart K. Fleischmann
Stuart K. Fleischmann
SHEARMAN & STERLING LLP